UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 1997
                                            -----------------

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from      to
                                                 ----    ----


                         Commission file number 2-96881
                                                -------



                           STOCK PURCHASE SAVINGS PLAN
                                       OF
                         CAROLINA POWER & LIGHT COMPANY
                         ------------------------------
                     Full title plan and the address of the
             plan, if different from that of the issuer named below




                         CAROLINA POWER & LIGHT COMPANY
                         (a North Carolina corporation)
           411 Fayetteville Street, Raleigh, North Carolina 27601-1748
           -----------------------------------------------------------
             Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                        FINANCIAL STATEMENTS AND EXHIBITS

                                TABLE OF CONTENTS


(A)  Financial Statements                                                  PAGE

     Independent Auditors' Report ...........................................3

     Statement of Net Assets Available for Benefits, December 31, 1997.......4

     Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 1997...............................5

     Statement of Net Assets Available for Benefits, December 31, 1996.......6

     Statement of Changes in Net Assets Available for Benefits
          For the Period Ended December 31, 1996.............................7

     Statement of Net Assets Available for Benefits, December 30, 1996.......8

     Statement of Changes in Net Assets Available for Benefits
          For the Period Ended December 30, 1996.............................9

     Notes to Financial Statements.......................................10-14

     Item 27a - Schedule of Assets Held for
          Investment Purposes as of December 31, 1997.......................15

     Item 27d - Schedule of Reportable Transactions
          For the Year Ended December 31, 1997..............................16




(B)  Exhibits

     Exhibit No. 23 - Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT


Stock Purchase-Savings Plan of
   Carolina Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Stock Purchase-Savings Plan of Carolina Power & Light Company as of December 31, 1997, December 31, 1996 and December 30, 1996, and the related statements of changes in net assets available for benefits for the years ended December 31, 1997 and December 30, 1996, and the one-day period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, December 31, 1996 and December 30, 1996, and the changes in net assets available for benefits for the periods then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





May 22, 1998

                          STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                 Statement of Net Assets Available for Benefits
                                December 31, 1997

                                                                             SUPPLEMENTAL INFORMATION
                                 ---------------------------------------------------------------------------------------------------
                                                                              PARTICIPANTS' EQUITY
                                 ---------------------------------------------------------------------------------------------------

                                                 EQUITY      CAROLINA POWER
                                               UNALLOCATED      & LIGHT        NEW      EUROPACIFIC FIDELITY   FIDELITY     FIXED
                                                   TO           COMPANY   OPPORTUNITIES   GROWTH    EQUITY-    BALANCED    INCOME
                                  TOTAL PLAN   PARTICIPANTS  COMMON STOCK      FUND        FUND   INCOME FUND    FUND       FUND
                                 ------------- ------------- ------------- ----------- ---------- ----------- ---------- -----------
ASSETS

 Investments:

  Carolina Power & Light Company
       Common Stock              $ 881,964,181 $ 320,368,814 $ 561,595,367 $         - $        - $         - $        - $         -
  New Opportunities Fund             8,410,295             -             -   8,410,295          -           -          -           -
  EuroPacific Growth Fund            6,102,592             -             -           -  6,102,592           -          -           -
  Fidelity Equity -
      Income Fund                   76,630,397             -             -           -          -  76,630,397          -           -
  Fidelity Balanced Fund             7,055,760             -             -           -          -           -  7,055,760           -
  Fixed Income Fund                 17,118,540             -             -           -          -           -          -  17,118,540
  Participants' Loans
     Receivable                     21,669,116    21,669,116             -           -          -           -          -           -
                                 ------------- ------------- ------------- ----------- ---------- ----------- ---------- -----------
        Total Investments        1,018,950,881   342,037,930   561,595,367   8,410,295  6,102,592  76,630,397  7,055,760  17,118,540


 Dividends/Capital Gains/
      Interest Receivable           13,610,664     3,666,758     6,427,699     181,940    322,855   2,547,641    364,545      99,226
 Contributions Receivable            5,118,423             -     5,118,423           -          -           -          -           -
 Cash                                  620,926       620,883            43           -          -           -          -           -
                                 ------------- ------------- ------------- ----------- ---------- ----------- ---------- -----------
        Total Assets             1,038,300,894   346,325,571   573,141,532   8,592,235  6,425,447  79,178,038  7,420,305  17,217,766
                                 ------------- ------------- ------------- ----------- ---------- ----------- ---------- -----------


LIABILITIES

 ESOP Loan Payable                 177,687,308   177,687,308             -           -          -           -          -           -
 Participants' Loans Payable        22,289,999    22,289,999             -           -          -           -          -           -
 Interest Payable - ESOP Loan        1,776,873     1,776,873             -           -          -           -          -           -
 Payable to Plan Sponsor             1,005,389     1,005,389             -           -          -           -          -           -
                                 ------------- ------------- ------------- ----------- ---------- ----------- ---------- -----------
         Total Liabilities         202,759,569   202,759,569             -           -          -           -          -           -
                                 ------------- ------------- ------------- ----------- ---------- ----------- ---------- -----------


NET ASSETS AVAILABLE
     FOR BENEFITS                $ 835,541,325 $ 143,566,002 $ 573,141,532 $ 8,592,235 $6,425,447 $79,178,038 $7,420,305 $17,217,766
                                 ============= ============= ============= =========== ========== =========== ========== ===========

See Notes to Financial Statements


                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997


                                                                             SUPPLEMENTAL INFORMATION
                                 ---------------------------------------------------------------------------------------------------
                                                                              PARTICIPANTS' EQUITY
                                 ---------------------------------------------------------------------------------------------------

                                                    EQUITY    CAROLINA POWER
                                                  UNALLOCATED   & LIGHT        NEW     EUROPACIFIC  FIDELITY   FIDELITY      FIXED
                                                      TO        COMPANY   OPPORTUNITIES  GROWTH     EQUITY-    BALANCED     INCOME
                                     TOTAL PLAN  PARTICIPANTS COMMON STOCK     FUND       FUND    INCOME FUND    FUND        FUND
                                    ------------ ------------ ------------  ---------  ---------  ----------- ---------- -----------
INCREASES IN NET ASSETS

   Investment Income:
       Dividends/Capital Gains      $ 46,519,271 $ 14,788,010 $ 26,205,816  $ 181,940  $ 441,243  $ 4,076,761 $ 825,501  $        -
       Net Apppreciation
        (Depreciation)in Fair Value  133,961,696   44,358,817   76,766,379    854,340   (394,452)  12,034,457   342,155           -
       Interest                        3,251,204    2,121,639            -          -                     -          -    1,129,565

    Contributions:

        Employer                      18,149,431    4,802,037   13,347,394          -          -           -          -           -
        Participants                  25,659,644            -   15,813,965  1,252,168    714,185   5,941,388    890,557   1,047,381
                                    ------------ ------------ ------------  ---------  ---------  ----------- ---------- -----------

            Total Increase in
                   Net Assets        227,541,246   66,070,503  132,133,554  2,288,448    760,976  22,052,606  2,058,213   2,176,946
                                    ------------ ------------ ------------  ---------  ---------  ----------- ---------- -----------

DECREASES IN NET ASSETS

    Interest Expense                  12,390,844   12,390,844            -          -          -           -          -           -
    Allocation of Shares              21,045,028   21,045,028            -          -          -           -          -           -
    Distribution of Benefits         100,346,313            -   87,078,576    413,522    220,923   9,078,174  1,023,591   2,531,527
    Participant Loan Trustee Expense     638,407      638,407            -          -          -           -          -           -
                                    ------------ ------------ ------------  ---------  ---------  ----------- ---------- -----------

       Total Decrease in Net Assets  134,420,592   34,074,279   87,078,576    413,522    220,923   9,078,174  1,023,591   2,531,527
                                    ------------ ------------ ------------  ---------  ---------  ----------- ---------- -----------

INCREASE (DECREASE) IN NET ASSETS     93,120,654   31,996,224   45,054,978  1,874,926    540,053  12,974,432  1,034,622    (354,581)
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                    -            -  (28,517,814) 6,717,309  5,885,394  17,275,253  2,055,943  (3,416,085)
NET ASSETS - DECEMBER 31, 1996       742,420,671  111,569,778  556,604,368          -          -  48,928,353  4,329,740  20,988,432
                                    ------------ ------------ ------------  ---------  ---------  ----------- ---------- -----------

NET ASSETS - DECEMBER 31, 1997      $835,541,325 $143,566,002 $573,141,532 $8,592,235 $6,425,447 $79,178,038 $7,420,305 $17,217,766
                                    ============ ============ ============ ========== ========== =========== ========== ============



See Notes to Financial Statements

                                           STOCK PURCHASE-SAVINGS PLAN
                                        OF CAROLINA POWER & LIGHT COMPANY

                                  Statement of Net Assets Available for Benefits
                                                December 31, 1996

                                                                     SUPPLEMENTAL INFORMATION
                                        -------------------------------------------------------------------------------------
                                                                    PARTICIPANTS' EQUITY
                                        -------------------------------------------------------------------------------------

                                                           EQUITY      CAROLINA POWER    FIXED        FIDELITY    FIDELITY
                                                       UNALLOCATED TO  & LIGHT COMPANY   INCOME       BALANCED     EQUITY-
                                         TOTAL PLAN    PARTICIPANTS    COMMON STOCK      FUND           FUND     INCOME FUND
                                         ----------    -------------   ------------- ------------   ----------  -------------
ASSETS

  Investments:

    Carolina Power & Light Company
        Common Stock                     $840,504,043  $298,068,454     $542,435,589   $             $            $        -
    Fidelity Equity - Income Fund          47,272,759             -                -            -             -   47,272,759
    Fixed Income Fund                      20,866,823             -                -   20,866,823             -            -
    Fidelity Balanced Fund                  4,269,483             -                -            -     4,269,483            -
    Participants' Loans Receivable         22,662,400    22,662,400                -            -             -            -
                                         ------------  ------------     ------------   ----------    ----------   ----------
          Total Investments               935,575,508   320,730,854      542,435,589   20,866,823     4,269,483   47,272,759


  Dividends/Capital Gains/
          Interest Receivable              12,660,389     3,838,142        6,984,787      121,609        60,257    1,655,594
  Contributions Receivable                  7,183,975             -        7,183,975            -             -            -
  Cash                                        388,825       388,808               17            -             -            -
                                         ------------  ------------     ------------   ----------    ----------   ----------
          Total Assets                    955,808,697   324,957,804      556,604,368   20,988,432     4,329,740   48,928,353
                                         ------------  ------------     ------------   ----------    ----------   ----------


LIABILITIES

  ESOP Loan Payable                       186,556,300   186,556,300                -            -             -            -
  Participants' Loans Payable              23,051,208    23,051,208                -            -             -            -
  Interest Payable - ESOP Loan              1,865,563     1,865,563                -            -             -            -
  Payable to Plan Sponsor                   1,914,955     1,914,955                -            -             -            -
                                         ------------  ------------     ------------   ----------    ----------   ----------
          Total Liabilities               213,388,026   213,388,026                -            -             -            -
                                         ------------  ------------     ------------   ----------    ----------   ----------



NET ASSETS AVAILABLE FOR BENEFITS        $742,420,671  $111,569,778    $556,604,368  $20,988,432    $4,329,740  $48,928,353
                                         ============  ============    ============  ===========    ==========  ===========




See Notes to Financial Statements.

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Statement of Changes in Net Assets Available for Benefits
                 For the One Day Period Ended December 31, 1996

                                                                   SUPPLEMENTAL INFORMATION
                                        -------------------------------------------------------------------------------------
                                                                    PARTICIPANTS' EQUITY
                                        -------------------------------------------------------------------------------------

                                                           EQUITY      CAROLINA POWER    FIXED        FIDELITY    FIDELITY
                                                       UNALLOCATED TO  & LIGHT COMPANY   INCOME       BALANCED     EQUITY-
                                         TOTAL PLAN    PARTICIPANTS    COMMON STOCK       FUND          FUND     INCOME FUND
                                         ----------    -------------   -------------  ------------- ------------ -------------
INCREASES IN NET ASSETS

    Investment Income:

        Net Depreciation in Fair Value   $ (9,240,671) $ (3,062,347)   $ (5,572,968)  $          -  $   (42,453)  $  (562,903)
                                         ------------- -------------   -------------  ------------- ------------ -------------

            Total Increase in Net Assets   (9,240,671)   (3,062,347)     (5,572,968)             -      (42,453)     (562,903)
                                         ------------- -------------   -------------  ------------- ------------ -------------

DECREASES IN NET ASSETS

            Total Decrease in Net Assets $          -  $          -    $          -   $          -  $         -  $         -
                                         ------------- -------------   -------------  ------------- ------------ -------------

INCREASE (DECREASE) IN NET ASSETS          (9,240,671)   (3,062,347)     (5,572,968)             -      (42,453)     (562,903)
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                         -             -               -              -            -            -
NET ASSETS - DECEMBER 30, 1996            751,661,342   114,632,125     562,177,336     20,988,432    4,372,193    49,491,256
                                         ------------- -------------   -------------  ------------- ------------ -------------

NET ASSETS - DECEMBER 31, 1996           $742,420,671  $111,569,778    $556,604,368   $ 20,988,432  $ 4,329,740  $ 48,928,353
                                         ============= =============   =============  ============= ============ =============



See Notes to Financial Statements


                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                 Statement of Net Assets Available for Benefits
                                December 30, 1996

                                                                     SUPPLEMENTAL INFORMATION
                                        -------------------------------------------------------------------------------------
                                                                    PARTICIPANTS' EQUITY
                                        -------------------------------------------------------------------------------------

                                                           EQUITY      CAROLINA POWER    FIXED       FIDELITY     FIDELITY
                                                       UNALLOCATED TO  & LIGHT COMPANY  INCOME       BALANCED      EQUITY-
                                         TOTAL PLAN    PARTICIPANTS    COMMON STOCK      FUND          FUND     INCOME FUND
                                         ----------    -------------   ------------- ------------  -----------  -------------
ASSETS

  Investments:

    Carolina Power & Light Company
        Common Stock                     $849,139,358  $301,130,801    $548,008,557  $              $         -  $         -
    Fidelity Equity - Income Fund          47,835,662             -               -            -              -   47,835,662
    Fixed Income Fund                      20,866,823             -               -   20,866,823              -            -
    Fidelity Balanced Fund                  4,311,936             -               -            -      4,311,936            -
    Participants' Loans Receivable         22,662,400    22,662,400               -            -              -            -
                                         ------------  ------------    ------------  -----------   ------------ ------------
          Total Investments               944,816,179   323,793,201     548,008,557   20,866,823      4,311,936   47,835,662


  Dividends/Capital Gains/
          Interest Receivable              12,660,389     3,838,142       6,984,787      121,609         60,257    1,655,594
  Contributions Receivable                  7,183,975             -       7,183,975            -              -            -
  Cash                                        388,825       388,808              17            -              -            -
                                         ------------  ------------    ------------  -----------   ------------ ------------
          Total Assets                    965,049,368   328,020,151     562,177,336   20,988,432      4,372,193   49,491,256
                                         ------------  ------------    ------------  -----------   ------------ ------------


LIABILITIES

  ESOP Loan Payable                       186,556,300   186,556,300               -            -              -            -
  Participants' Loans Payable              23,051,208    23,051,208               -            -              -            -
  Interest Payable - ESOP Loan              1,865,563     1,865,563               -            -              -            -
  Payable to Plan Sponsor                   1,914,955     1,914,955               -            -              -            -
                                         ------------  ------------    ------------  -----------   ------------ ------------
          Total Liabilities               213,388,026   213,388,026               -            -              -            -
                                         ------------  ------------    ------------  -----------   ------------ ------------



NET ASSETS AVAILABLE FOR BENEFITS        $751,661,342  $114,632,125    $562,177,336  $20,988,432   $  4,372,193 $ 49,491,256
                                         ============  ============    ============  ===========   ============ ============




See Notes to Financial Statements.


                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 30, 1996


                                                                     SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                                                    PARTICIPANTS' EQUITY
                                       --------------------------------------------------------------------------------------

                                                      EQUITY       CAROLINA POWER      U.S.        FIXED      FIDELITY    FIDELITY
                                                    UNALLOCATED TO & LIGHT COMPANY   SAVINGS       INCOME     BALANCED     EQUITY-
                                        TOTAL PLAN  PARTICIPANTS   COMMON STOCK       BONDS         FUND        FUND     INCOME FUND
                                      ------------  -------------  ------------- ------------- -----------  ----------  ------------
INCREASES IN NET ASSETS

  Investment Income:

      Dividends/Capital Gains         $ 45,845,526  $ 15,062,367   $ 27,691,989     $       -  $         -  $  195,334  $ 2,895,836
      Net Apppreciation in Fair Value   62,459,585    20,435,462     36,274,857             -            -     216,490    5,532,776
      Interest                           3,130,615     2,058,186              -       309,748      762,681           -            -

  Contributions:

      Employer                          20,812,100     4,683,766     16,128,334             -            -           -            -
      Participants                      24,381,602             -     17,023,064       270,854    1,033,433     917,866    5,136,385
                                      ------------  -------------  ------------- ------------- -----------  ----------  ------------

       Total Increase in Net Assets    156,629,428    42,239,781     97,118,244       580,602    1,796,114   1,329,690   13,564,997
                                      ------------  -------------  ------------- ------------- -----------  ----------  ------------

DECREASES IN NET ASSETS

  Interest Expense                      12,921,087    12,921,087              -             -            -           -            -
  Allocation of Shares                  21,277,019    21,277,019              -             -            -           -            -
  Distribution of Benefits              83,046,924             -     74,510,718       917,711    2,139,058     520,513    4,958,924
  Participant Loan Trustee Expense         562,606       562,606              -             -            -           -            -
                                      ------------  -------------  ------------- ------------- -----------  ----------  ------------

       Total Decrease in Net Assets    117,807,636    34,760,712     74,510,718       917,711    2,139,058     520,513    4,958,924
                                      ------------  -------------  ------------- ------------- -----------  ----------  ------------

INCREASE (DECREASE) IN NET ASSETS       38,821,792     7,479,069     22,607,526      (337,109)    (342,944)    809,177    8,606,073
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                      -             -     (3,348,065)  (11,719,350)   9,657,298    (289,018)   5,699,135
NET ASSETS - DECEMBER 30, 1995         712,839,550   107,153,056    542,917,875    12,056,459   11,674,078   3,852,034   35,186,048
                                      ------------  -------------  ------------- ------------- -----------  ----------  ------------

NET ASSETS - DECEMBER 30, 1996        $751,661,342  $114,632,125   $562,177,336  $          -  $20,988,432  $4,372,193  $49,491,256
                                      ============= =============  ============= ============= ============ =========== ============





See Notes to Financial Statements.


                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                          Notes to Financial Statements
                    Periods Ended December 31, 1997 and 1996


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Stock Purchase-Savings Plan's (the "Plan") investments in the common stock of Carolina Power & Light Company (the "Company"), the Putnam New Opportunities Fund, the EuroPacific Growth Fund, the Fidelity Equity-Income Fund and the Fidelity Balanced Fund are carried at fair value determined by quoted prices in an active market. The investment in the Fixed Income Fund is carried at fair value, which approximates cost plus accrued interest. The Plan's investment alternatives are described in Note 3.

Dividends, interest and other income are accrued as earned, and expenses are accrued as incurred.

The expenses incurred by the Trustee (Wachovia Bank of North Carolina, N.A.) and William M. Mercer, Inc., a third-party administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by the Company.

Cash may be temporarily invested in Wachovia Bank's Short-Term Income (STICT) and Short Term Fund for Retirement Trusts (STIF), which consist primarily of money market funds, certificates of deposit and commercial paper.

In preparing financial statements that conform with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.


2.    DESCRIPTION OF THE PLAN

General Information Regarding the Plan
--------------------------------------

The purposes of the Plan, which was last restated effective December 31, 1994, and amended on January 1, 1997, are to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other investments. The January 1, 1997 amendment changed the Plan's fiscal year-end to December 31 from December 30, beginning with the 1997 Plan year, resulting in a one day Plan period ended December 31, 1996. For that one day Plan period, the only activity affecting the financial statements was the depreciation in fair value of Net Assets. References to the Plan year ended December 30, 1996 and to the one day Plan period ended December 31, 1996 will be collectively referred to within the footnotes as the Plan year ended December 31, 1996.

Participation in the Plan
-------------------------

Generally, all full-time employees of the Company who are at least 18 years of age are eligible to participate in the Plan on their first day of employment. Certain part-time employees are also eligible. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment alternatives. Retired participants may retain investments in the Plan but may not continue to make contributions to the Plan.



Employee Contributions Under the Plan
-------------------------------------

Each participating employee may authorize the Company to contribute to the Plan. Employees who have eligible earnings of less than a certain level ($80,000 for 1997 and $66,000 for 1996) may contribute 2%, 4%, 6%, 8%, 10%, 12% or 14% of the employee's before-tax eligible earnings (the "Deferred Contribution"). Employees with earnings above this level may contribute 2%, 4%, 6%, 8% or 10% of the employee's before-tax eligible earnings. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $9,500 for 1997 and $9,500 for 1996. Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have eligible earnings of less than a certain level ($80,000 for 1997 and $66,000 for 1996) may elect to contribute an additional amount equal to 2%, 4%, 6%, 8%, 10%, 12% or 14% of the employee's pay (the "Additional Savings"). Employees with earnings above this level may contribute 2%, 4%, 6%, 8% or 10%. These additional contributions are made after-tax and are not matched by the Company. In no event may the Deferred Contribution and the Additional Savings exceed a total of 14%.

Company Contributions Under the Plan
------------------------------------

At the time employee contributions are made, the Company contributes to the Plan an amount equal to 50% of the first 6% of each employee's Deferred Contribution. All Company contributions and any earnings on securities purchased with these contributions are invested in common stock of the Company.

The Plan has an incentive feature which provides for discretionary Company contributions to be made to the Plan on behalf of each eligible employee for any Plan year in an amount to be determined by the Board of Directors. Such Company contributions, if any, are made in an amount up to a maximum of 50% of the first 6% of Deferred Contribution for each employee if certain corporate goals established annually by the Board of Directors are met. All employees eligible to participate in the Plan are eligible for the discretionary Company contributions. Those eligible employees who do not contribute to the Plan are, for the purpose of determining the discretionary contributions, assumed to be contributing 2% of eligible earnings. The Company made discretionary contributions of $5.1 million for the Plan year ended December 31, 1997 and $7.2 million for the Plan year ended December 31, 1996.

For participants other than those leaving the Company, Company contributions are not considered matured, and cannot be distributed, until the end of the second year after the Plan year for which such Company contributions were made.

Employee Stock Ownership Plan
-----------------------------

In 1989, the Plan was restated as an employee stock ownership plan, which allows the Trustee to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock for the benefit of Plan participants. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code. Such allocations are used to meet Company common stock requirements related to participant contributions, Company 50% matching contributions, discretionary contributions and/or reinvested dividends.

ESOP Loan repayments are made from (1) cash dividends on common stock held in the ESOP Stock Suspense Account or cash dividends on common stock allocated to the accounts of employee participants, (2) the proceeds from the sale of common stock held in the ESOP Stock Suspense Account, if any, and (3) additional Company contributions, if any. These contributions will be made to the Plan in an amount which, when added to the value of common stock released from the ESOP Stock Suspense Account and allocated to participants' accounts, will equal the sum of (1) cash dividends used to repay an ESOP Loan, (2) amounts allocated to participants' accounts and attributable to Deferred Contributions and Additional Savings and (3) amounts, if any, necessary to satisfy requirements for restoration of forfeitures upon reemployment.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including interest, are $19,865,293 for each of the years 1998 through 2002 and a total of $157,303,411 from 2003 through 2010. The ESOP Loan is secured by the ESOP Stock Suspense Account shares in the Plan, which totaled 7,560,326 shares at December 31, 1997. During the 1997 Plan year, 577,728 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants. Also, during each quarter of 1996, the Company made a qualified ESOP Loan of approximately $5.5 million to the Plan. Each loan was repaid within the quarter. The Company made no qualified ESOP loans to the Plan during 1997.

Investment of Funds
-------------------

At the election of the participating employee, contributions authorized by the employee and any earnings on the securities purchased with these contributions are invested in the investment alternatives described in Note 3. Employee contributions to the Plan can be allocated to one or more of the investment options in increments of 5%; however, a minimum of 25% of the first 6% of Deferred Contributions must be invested in Company common stock. This election is made at the time the employee begins to participate in the Plan and may be changed semi-monthly. A participant may move among the options for investments accumulated after 1988, subject to certain limitations. All Company contributions and any dividends on stock purchased with Company contributions will be invested in common stock of the Company.

For employees age 55 and older who have participated in the Plan for at least 10 years, the Company offers diversification of a portion of a participant's accumulated investment in Company common stock acquired after 1986. Qualified participants can elect annually, for a maximum of six years, to transfer to one or more of the remaining investment alternatives up to 25% (50% in the final year of election) of 1) Company common stock acquired by the participant, 2) Company matching contributions and 3) dividends on Company common stock accrued after 1986. At retirement, all contributions made by the participant in Company common stock may be diversified.

Retirement, Death, or Termination of Employment
-----------------------------------------------

Participants with five or more years of service are vested with respect to all Company contributions. Generally, participants leaving the employ of the Company with less than five years of service forfeit unmatured Company contributions. In the case of an employee's death, retirement or termination of employment with at least five years of service, all employee and Company contributions, including those otherwise unmatured, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited contributions are used by the Plan to reduce contributions otherwise required from the Company. These forfeited contributions were approximately $494,000 in 1997 and $362,000 in 1996.

Withdrawals
-----------

Participants may withdraw, at times and in minimum amounts specified by the Plan, any or all of the securities purchased with, and any uninvested cash attributable to, Company contributions and earnings thereon for such Plan year. A participant who has reached age 59 1/2 may withdraw any or all contributions made by the participant and any or all matured Company contributions. At times and in amounts specified by the Plan, a participant may withdraw any or all securities and cash related to Additional Savings. The Plan also provides for withdrawal of employee contributions prior to age 59 1/2 upon furnishing proof of financial hardship satisfactory to the Committee that administers the Plan.

Federal Income Taxes
--------------------

The Plan obtained its latest determination letter on May 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, he believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan's financial statements.

Termination of the Plan
-----------------------

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.


3.    INVESTMENTS

Company Common Stock
--------------------

The price at which original issue common stock is deemed to have been acquired under the Plan is the closing price per share quoted on the composite tape as reported in The Wall Street Journal on the last trading day preceding the applicable payroll or dividend payment date. Shares may be purchased on the open market. The price at which open market common stock is deemed to have been acquired under the Plan is the weighted average price of all shares so purchased during the Investment Period as defined in the Plan. The average total return of the Company's common stock was 22.30% for 1997 and 11.36% for 1996.

Shares may also be released from the ESOP Stock Suspense Account (see Note 2). The price at which such released shares are allocated to Plan participants is determined in the same manner as described above for original issue common stock.

New Opportunities Fund
----------------------

The Putnam New Opportunities Fund of Pentium Investments, Inc. ("New Opportunities Fund"), which became an investment option on January 1, 1997, invests principally in common stocks of companies in sectors which Putnam Investments believes possess above-average long-term growth potential. The New Opportunities Fund seeks long-term capital appreciation from stocks of smaller to midsize companies and targets sectors of the economy that are expanding rapidly and then selects fast-growing companies within these sectors. It has a relatively higher risk as compared to certain other options in the Plan, but has potential for higher returns over a long-term horizon. Current income from dividends is only an incidental consideration. Income earned on the New Opportunities Fund is reinvested in additional fund shares. The average total return of the New Opportunities Fund was 22.55% in 1997 and 10.82% in 1996.

EuroPacific Growth Fund
-----------------------

The EuroPacific Growth Fund of Capital Research and Management Company ("EuroPacific Growth Fund"), which became an investment option on January 1, 1997, invests principally in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. The EuroPacific Growth Fund seeks long-term growth of capital by investing in securities of companies located outside the U. S. and has relatively higher market risk as compared to certain other options in the Plan, but has potential for higher returns over a long-term horizon. The fund is also affected by the fluctuating value of the American dollar in relation to foreign currencies. Income earned on the EuroPacific Growth Fund is reinvested in additional fund shares. The total average return for the EuroPacific Growth Fund was 9.19% in 1997 and 18.51% in 1996.

Fidelity Equity-Income Fund
---------------------------

Funds invested in the Fidelity Equity-Income mutual fund ("Equity-Income Fund") are pooled and used primarily to purchase a variety of income-producing common or preferred stocks, as well as bonds or securities which may be convertible into common stock, and other similar types of investments. Normally, at least 80% of the Equity-Income Fund's assets will be invested in such securities. The objective of the Equity-Income Fund is to produce current income while taking into account the potential for long-term growth through capital appreciation. Income earned on the Equity-Income Fund is reinvested in additional fund shares. The average total return of the Equity-Income Fund was 29.98% in 1997 and 21.02% in 1996.

Fidelity Balanced Fund
----------------------

The Fidelity Balanced Fund ("Balanced Fund") consists of high-yielding securities, including foreign and domestic stocks and bonds. Also, the Balanced Fund diversifies across a variety of industries. At least 25% of the Balanced Fund's total holdings will always consist of fixed-income securities. The objective of the Balanced Fund is to provide as much income as possible while preserving capital. Income earned on the Balanced Fund is reinvested in additional fund shares. The average total return of the Balanced Fund was 23.45% in 1997 and 9.32% in 1996.

Fixed Income Fund
-----------------

Contributions to the Fixed Income Fund ("FIF") are invested in the American Express Trust Income Fund I, which includes a mix of investment contracts, primarily with high quality insurance companies, along with other short-term investments. The FIF's objectives are to preserve principal and income while maximizing current income by investing in investment contracts, primarily with insurance companies, high-quality fixed-income investments such as securities issued by the U.S. Government or its agencies, and polled short-term cash funds. The average total return of the FIF was 6.42% in 1997 and 6.46% in 1996.

4.   LOANS TO PARTICIPANTS

The Plan allows participants to borrow an amount not to exceed the lesser of $50,000 or 50% of their vested account balances. Each loan is collateralized by the individual participant's equity in the Plan. At December 31, 1997 and 1996, the Trustee had recorded approximately $21.7 million and $22.7 million, respectively, of receivables for loans to participants. The loans are funded with a borrowing arrangement by the Plan with an outside lending institution.


5.    INVESTMENTS GREATER THAN 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

As of December 31, 1997, the following investments represented 5% or more of net Plan assets: CP&L common stock with a fair market value of $881,964,181 (20,813,314 shares) and the Fidelity Equity-Income Fund with a fair market value of $76,630,397.

As of December 31, 1996, the following investment represented 5% or more of net Plan assets: CP&L common stock with a fair market value of $840,504,043 (23,027,508 shares) and the Fidelity Equity Income Fund with a fair market value of $47,272,759.


                         STOCK PURCHASE-SAVINGS PLAN
                       OF CAROLINA POWER & LIGHT COMPANY

           Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1997



Identity of Issue                Description of Investment          Cost Value       Fair Value
-----------------                -------------------------          ----------       ----------
Carolina Power & Light Company   Common stock, no par or            $457,892,908     $881,964,181 <F1>
                                 stated value, 20,813,314 shares


New Opportunities Fund           Mutual fund - 172,873 shares          7,653,519        8,410,295


EuroPacific Growth Fund          Mutual fund - 234,535 shares          6,510,578        6,102,592


Fidelity Equity-Income Fund      Mutual fund - 1,462,133 share        57,577,011       76,630,397


Fidelity Balanced Fund           Mutual fund - 462,067 shares          6,651,619        7,055,760


Fixed Income Fund                Various investments                  17,118,540       17,118,540


Participants' Loans Receivable   Loans to plan participants           21,669,116       21,669,116 <F1>


             Total                                                  $575,073,291    $1,018,950,881



<F1>
Party-in-Interest



                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997



                                                                      Expenses                Fair Value on
Identity of Party/Description of Asset Purchase Price Selling Price   Incurred   Cost Value  Transaction Date    Gain/Loss
-------------------------------------- -------------- -------------   --------  -----------  ----------------    ---------

Carolina Power & Light Company
    Common Stock:



     107   Sales                                    -  $109,735,274          -  $68,371,601      $109,735,274  $41,363,673
                                                                                                 ------------
     107 Transactions                                                                            $109,735,274
                                                                                                 ============



Wachovia Bank
    Short-Term Investment Fund:

     380   Purchases                     $131,748,476             -          -  $131,748,476     $131,748,476

     308   Sales                                    -  $131,171,375          -  $131,171,375     $131,171,375            -
                                                                                                 ------------
     688   Transactions                                                                          $262,919,851
                                                                                                 ============

                                   SIGNATURES

The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934,
---------
the Stock Purchase-Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           STOCK PURCHASE-SAVINGS PLAN OF
                                           CAROLINA POWER & LIGHT COMPANY



                                           /s/ Cecil L. Goodnight, Chairman
                                           -------------------------------------
                                           Cecil L. Goodnight, Chairman
                                           Stock Purchase-Savings Plan Committee


Date:  June 17, 1998

                                 EXHIBITS INDEX


Exhibit Number
--------------

Exhibit No. 23                              Consent of Deloitte & Touche LLP